As filed with the Securities and Exchange Commission on August 29, 2001

                                             Securities Act File No. 333-39839
                                      Investment Company Act File No. 811-6156

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------


                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 1)

              Merrill Lynch High Income Municipal Bond Fund, Inc.
                               (Name of Issuer)

              Merrill Lynch High Income Municipal Bond Fund, Inc.
                     (Names of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $.10 per share
                        (Title of Class of Securities)

                                  589945 10 4
                     (CUSIP Number of Class of Securities)

                                Terry K. Glenn
              Merrill Lynch High Income Municipal Bond Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R. Smith, Jr., Esq.             Michael J. Hennewinkel, Esq.
Sidley Austin Brown & Wood LLP         Merrill Lynch Investment Managers, L.P.
One World Trade Center                 P.O. Box 9011
New York, New York 10048-0557          Princeton, New Jersey 08543-9011



                                 July 23, 2001
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 5,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on July 23, 2001 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 4:00 P.M., Eastern time, on August 20, 2001 (the "Expiration Date"). Pursuant to the Offer, 684,301.288 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.53 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $6,521,391.27.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     MERRILL LYNCH HIGH INCOME MUNICIPAL BOND
                                     FUND, INC.



August 29, 2001                      By   /s/ Terry K. Glenn
                                         -----------------------------------
                                         (Terry K. Glenn, President)